Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Closes C$4.5 Million Private Placement

            <<
            Shares Issued and Outstanding: 63,097,746
            TSX: MPV
            AMEX: MDM
            >>

            TORONTO and NEW YORK, Aug. 4 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province" or the "Company") (TSX: MPV, AMEX: MDM) today announced the completion of the previously announced C$4.5 million private placement.
            An aggregate of 3,000,000 Units of the Company have been issued at a price of C$1.50 (US$1.30) per Unit for aggregate gross proceeds of C$4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of C$2.00
(US$1.73) for a period of 18 months.
            Proceeds from the private placement will be used to support the planned feasibility study for the Gahcho Kue project and for general corporate purposes.
            The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the
"U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource of approximately
6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Note to U.S. Investors

            This press release describes minerals which have been classified as
"indicated resources" and "inferred resources" under Canadian National
Instrument 43-101. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and
Exchange Commission do not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under Canadian National Instrument
43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
            (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 15:42e 04-AUG-09